                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                                (AMENDMENT NO. 4)

                    TRANSACTION STATEMENT UNDER SECTION 13(E)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               UPTOWNER INNS, INC.
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                              (NAME OF THE ISSUER)

                               UPTOWNER INNS, INC.
                                 CARL E. MIDKIFF
                                HOBART A. ADKINS
                               CHARLES D. ROBINSON
                                  RICHARD MONGA
                             PRESTIGE PROPERTY, INC.
                                 VIOLET MIDKIFF
                        VIOLET MIDKIFF IRREVOCABLE TRUST
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                        (NAME OF PERSON FILING STATEMENT)

                         COMMON STOCK ($0.50 PAR VALUE)
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                         (TITLE OF CLASS OF SECURITIES)


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                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                    Copy to:
                                                Elizabeth Osenton Lord, Esq.
           Carl Midkiff                              Jackson Kelly PLLC
       Uptowner Inns, Inc.                           1600 Laidley Tower
          741 5th Avenue                            500 Lee Street, East
 Huntington, West Virginia 25701                        P.O. Box 553
          (304) 525-8162                      Charleston, West Virginia 25322
                                                       (304) 340-1390
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           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
  RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

This statement is filed in connection with (check the appropriate box):

(a)    [X]    The filing of solicitation materials or an information
              statement subject to Regulation 14A, Regulation 14C or Rule
              13e-3(c) under the Securities Exchange Act of 1934.

(b)    [ ]    The filing of a registration statement under the Securities
              Act of 1933.

(c)    [ ]    A tender offer.

(d)    [ ]    None of the above.

Check the following box if the soliciting materials or information statement
referred to in checking box (a) are preliminary copies:   [ ]



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Check the following box if the filing is a final amendment reporting the results of the transaction:

                            Calculation of Filing Fee
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       TRANSACTION VALUATION                          AMOUNT OF FILING FEE
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              $822,447                                       $165.00
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[X]   Check the box if any part of the fee is offset as provided by Exchange Act
      Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $165.00
                           ------
Form or Registration No.:  5-31588
                           -------
Filing Party:              Uptowner Inns, Inc.
                           -------------------
Date Filed:                October 24, 2003
                           ----------------



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                                  INTRODUCTION

         This Schedule 13E-3 Transaction Statement is filed in connection with the concurrent filing by Uptowner Inns, Inc. (the "company") with the Securities and Exchange Commission (the "SEC") of a Proxy Statement on Schedule 14A (the "Proxy Statement") in connection with a special meeting of the shareholders of the company currently scheduled to be held in June 2004. The company is submitting to its shareholders a proposal:

         (i) To approve and adopt a one for 25,000 Reverse Stock Split that would result in (a) shareholders receiving one share of new common stock, $1.00 par value (the "New Common Stock") for each 25,000 shares of common stock owned as of the effective date, and (b) shareholders owning less than 25,000 shares of the company's common stock receiving cash in lieu of any fractional share they would otherwise be entitled to receive as a result of the Reverse Stock Split at a rate of $1.07 per share on a pre-split basis; and

         (ii) To approve and adopt the following amendment to the Articles of Incorporation (the "Articles of Incorporation") of Uptowner Inns, Inc.:

                  RESOLVED, that Article IV of the Articles of Incorporation of the Corporation be amended to read, in its entirety, as follows:

                           IV. The amount of the total authorized capital of the Corporation shall be Two Hundred Dollars ($200), which shall consist of Two Hundred (200) shares of Common Stock, par value $1.00 per share.

The Reverse Stock Split is upon the terms and subject to the conditions set forth in the Proxy Statement, a copy of which was filed under cover of Schedule 14A with the SEC simultaneously with this filing.

         The information contained in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

ITEM 1.   SUMMARY TERM SHEET

         The Summary Term Sheet required by Item 1 of this Schedule 13E-3 is incorporated by reference to the section of the Proxy Statement captioned "Summary of Terms of Reverse Stock Split."

ITEM 2.   SUBJECT COMPANY INFORMATION

         (a) Name and Address: The name of the company is Uptowner Inns, Inc. The complete mailing address of the company's principal executive offices is 741 5th Avenue, Huntington, West Virginia 25701. The company's telephone number is
(304) 525-8162.



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         (b) Securities: The number of shares of Common Stock outstanding as of
December 31, 2003, was 1,493,642 shares.

         (c) Trading Market and Price: The information required by this Item 2(c) is incorporated by reference to the section of the Proxy Statement captioned. "Fairness of the Reverse Stock Split Proposal."

         (d) Dividends: The information required by this Item 2(d) is incorporated by reference to the section of the Proxy Statement captioned "Fairness of the Reverse Stock Split Proposal."

         (e) Prior Public Offering: The company has not made an underwritten public offering of its securities during the past three years.

         (f) Prior Stock Purchases: None.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

         (a) Name and Address: The company is a filing person. The required information regarding the company is set forth in Item 2(a) above. See also Item 3(c) below. The name and addresses of the other filing persons are as follows:

         Carl E. Midkiff
         2619 Raceview Drive
         Ona, West Virginia   25545

         Mr. Midkiff is an affiliate of the company as a result of serving as the company's president, chief executive officer and chairman of the board. Additionally, Mr. Midkiff owns or controls approximately 54.04% of the company's common stock of which 20.23% he owns directly. After completion of the going private transaction, Mr. Midkiff will own or control substantially all of the company's common stock. Additionally, he will serve as president, chief executive officer and director of the company.

         Hobart A. Adkins
         2 Black Forest Road
         Ona, West Virginia   25545

         Mr. Adkins is an affiliate of the company as a result of serving as a director and secretary of the company. Mr. Adkins also owns 100 shares of the company's common stock. After the going private transaction, Mr. Adkins will continue in his roles as director and secretary of the company.



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         Richard Monga
         450 Division Street
         Huntington, West Virginia   25702

         Mr. Monga is an affiliate of the company as a result of his position as a director of the company. He will continue as such after consummation of the going private transaction.

         Charles D. Robinson
         9 Club House Drive
         Huntington, West Virginia   25705

         Mr. Robinson is an affiliate of the company as a result of serving as the company's treasurer and chief financial officer. He will continue in these positions after consummation of the going private transaction. Mr. Robinson also owns 702 shares of the company's common stock.

         Violet Midkiff
         800 Third Avenue, Room 207
         Huntington, West Virginia   25701

         Mrs. Midkiff is an affiliate of the company by virtue of her ownership of approximately 17.69% of the company's common stock. Carl E. Midkiff is Violet Midkiff's son.

         Prestige Properties, Inc.
         741 Fifth Avenue
         Huntington, West Virginia   25701

         Prestige Properties, Inc. is an affiliate of the company as it owns 40,727 shares and as Carl E. Midkiff and his immediate family own this company.

         Violet Midkiff Irrevocable Trust
         2619 Raceview Drive
         Ona, West Virginia   25545

         The Violet Midkiff Irrevocable Trust is an affiliate of the company as it owns approximately 200,000 shares of the company and Carl E. Midkiff is trustee under the trust.

         (b) Business and Background of Entities:

                                                                                   State of
             Entity                                      Principal Business       Organization
             ------                                      ------------------       ------------
             Prestige Property, Inc.                     Real Estate Company           WV
             Violet Midkiff Irrevocable Trust            Trust                         WV

         None of these entities has been convicted in a criminal proceeding during the past five years nor were any a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.


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         (c) Business and Background of Natural Persons: The information required by this Item 3(c) is as follows:

--------------------------------------------------------------------------------------------------------------------------
(1)       Name                        Current Principal Occupation or Employment        Principal Business and Address
          ----                        ------------------------------------------        ------------------------------
--------------------------------------------------------------------------------------------------------------------------
          Carl E. Midkiff          President, Chief Executive Officer and Owner of    Hotel
                                   Uptowner Inns, Inc.;                               800 Third Avenue, Huntington, WV;
                                   Owner and Manager of Prestige Property, Inc.       Real Estate Company
                                                                                      741 Fifth Avenue, Huntington, WV
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          Hobart A. Adkins         Owner of Quality Exhaust, Inc., and 31st Street    Auto Shop
                                   Enterprises, Inc.                                  719 31st Street, Huntington, WV
--------------------------------------------------------------------------------------------------------------------------
          Richard Monga            General Manager, Uptowner Inns, Inc.               Hotel
                                                                                      800 Third Avenue, Huntington, WV
--------------------------------------------------------------------------------------------------------------------------
          Charles D. Robinson      Vice President, Insurance Systems, Inc.            Insurance Sales
                                                                                      One Insurance Way, Huntington, WV
--------------------------------------------------------------------------------------------------------------------------
          Violet Midkiff           Retired

--------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------
                                Material Occupations, Positions,
                               Offices or Starting and Employment
(2)       Name                     During the Past Five Years        Ending Dates     Name, Principal Business, Address
          ----                 ----------------------------------    ------------     ---------------------------------
--------------------------------------------------------------------------------------------------------------------------
          Carl E. Midkiff          President, CEO, Chairman          1997-Present   Uptowner Inns, Hotel
                                                                                    800 Third Avenue, Huntington, WV
--------------------------------------------------------------------------------------------------------------------------
          Hobart A. Adkins         President                         1997-Present   Quality Exhaust Service
                                                                                    719 31st Street, Huntington, WV
--------------------------------------------------------------------------------------------------------------------------
          Richard Monga            General Manager                   1997-Present   Uptowner Inns, Hotel
                                                                                    800 Third Avenue, Huntington, WV
--------------------------------------------------------------------------------------------------------------------------
          Charles D. Robinson      Vice President                    1997-Present   Insurance Systems, Sales
                                                                                    One Insurance Way, Huntington, WV
--------------------------------------------------------------------------------------------------------------------------
          Violet Midkiff           Retired

--------------------------------------------------------------------------------------------------------------------------


ITEM 4.   TERMS OF THE TRANSACTION

         (a) Material Terms: The information required by this Item 4(a) is incorporated by reference to the sections of the Proxy Statement captioned "Summary of Terms of Reverse Stock Split, "Proposal--Reverse Stock Split and Related Amendments to Uptowner's Articles of Incorporation--General," "Payment of Fractional Shares," and "Vote Required."

         (c) Different Terms: The terms of the Reverse Stock Split will apply equally to all shareholders, although as a result of the Reverse Stock Split, shareholders holding fewer than 25,000 shares of Common Stock immediately prior to the Reverse Stock Split will cease to be shareholders of the company. All shareholders remaining after the Reverse Stock Split will be the current affiliated shareholders of the Company.

         (d) Appraisal Rights. Shareholders will have appraisal rights under West Virginia law relating to the Reverse Stock Split.

         (e) Provisions for Unaffiliated Security Holders: The company has not made arrangements to provide unaffiliated shareholders with access to corporate files in connection with the Reverse Stock Split but will consider written requests from shareholders for particular information.


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         (f) Eligibility for Listing or Trading: The information required by this Item 4(f) is incorporated by reference to the section of the Proxy Statement captioned "Certain Effects of Reverse Stock Split Proposal on Uptowner's Shareholders."

ITEM 5.   PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         (a) Transactions: None.

         (b) Significant Corporate Events: None.

         (c) Negotiations or Contracts: None.

         (d) Conflicts of Interest: None.

         (e) Agreements Involving the Company's Securities: There are no agreements, arrangements, or understandings between the company and any other person with respect to any of the company's securities.

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         (a) Use of Securities Acquired: The information required by this Item 6(a) is incorporated by reference to the section of the Proxy Statement captioned "Certain Effects of Reverse Stock Split Proposal on Uptowner's Shareholders."

         (b) Plans: The information required by this Item 6(b) is incorporated by reference to the section of the Proxy Statement captioned "Certain Effects of Reverse Stock Split Proposal on Uptowner's Shareholders."

         Other than the Reverse Stock Split resulting in termination of registration under the Exchange Act, there are no plans or proposals that relate to or would result in:

                  (1) Any extraordinary transaction, such as a merger, reorganization or liquidation, involving the subject company or its subsidiaries;

                  (2) Any purchase, sale or transfer of a material amount of assets of the subject company or any of its subsidiaries except for the purchase of property for development at the Huntington Mall in Barboursville, West Virginia, and the related franchise agreement for a Holiday Inn Express and the purchase of a dive resort in Honduras;

                  (3) Any material change in the present dividend rate or policy, or indebtedness or capitalization of the subject company;

                  (4) Any change in the present board of directors or management of the subject company including, but not limited to, any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;


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

                  (5) Any other material change in the subject company's corporate structure or business; and

                  (6) Any class of equity securities of the subject company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association.

         The transaction will ultimately result in the subject company's common stock becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, and the suspension of the subject company's obligation to file reports under Section 15(d) of the Exchange Act. By virtue of the going private transaction (i.e., the Reverse Stock Split), no person will acquire additional securities of the company but holders owning less than 25,000 shares will dispose of those shares in exchange for cash in lieu of fractional shares. No changes in the subject company's charter, bylaws or other governing instruments or other actions that could impede the acquisition of the control of the subject company will be made.

ITEM 7.   PURPOSES, ALTERNATIVES, REASONS AND EFFECTS ON THE REVERSE STOCK SPLIT

         The information required by this Item 7 is incorporated by reference to the sections of the Proxy Statement captioned "Purpose and Reasons for the Reverse Stock Split," "Background," "Alternatives Considered by the Board of Directors," "Certain Effects of Reverse Stock Split Proposal on Uptowner's Shareholders" and "Federal Income Tax Consequences."

ITEM 8.   FAIRNESS OF THE TRANSACTION

         The information required by this Item 8 is incorporated by reference to the sections of the Proxy Statement captioned "Background" and "Fairness of the Reverse Stock Split Proposal."

ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

         The report of Somerville & Company, PLLC regarding the fairness to the company's shareholders from a financial point of view of the Reverse Stock Split is attached to the Proxy Statement as Appendix II.

ITEM 10.   SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

         (a) Source of Funds: The information required by this Item 10(a) is incorporated by reference to the section of the Proxy Statement captioned "Purpose and Reasons for the Reverse Stock Split."

         (b) Conditions: The information required by this Item 10(b) is incorporated by reference to the section of the Proxy Statement captioned "Purpose and Reasons for the Reverse Stock Split."


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

         (c) Expenses: The information required by this Item 10(c) is incorporated by reference to the section of the Proxy Statement captioned "Purpose and Reasons for the Reverse Stock Split," and "Source and Amount of Funds or Other Consideration; Expenses of Transaction."

         (d) Borrowed Funds: The information required by this Item 10(d) is incorporated by reference to the section of the Proxy Statement captioned." "Purpose and Reasons for the Reverse Stock Split."

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         (a) Security Ownership: The information required by this Item 11 as to beneficial ownership of the Common Stock is incorporated by reference to the section of the Proxy Statement captioned "Ownership of Voting Securities of Uptowner."

         (b) Security Transactions: There have been no transactions by the company or any executive officer, director or affiliate with respect to the Common Stock during the last 60 days.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

         The information required by this Item 12 is incorporated by reference to the sections of the Proxy Statement captioned "Proposal--Reverse Stock Split and Related Amendments to Uptowner's Articles of Incorporation--General" and "--Vote Required."

ITEM 13. FINANCIAL STATEMENTS

         (a) Financial Information: The financial statements of the company required by this Item 13(a) are incorporated by reference to the company's Annual Report on Form 10-K for the fiscal year ended June 30, 2003, and Forms 10-Q for the Quarters ended September 30, 2003, December 31, 2003 and March 31, 2004.

         (b) Pro Forma Information: Not applicable as the inclusion of pro forma financial information disclosing the effects of the transaction is not material to shareholders.

         (c) Summary Information: The information contained under the captions "Selected Financial Data," on pages 7-8, "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 9-16 and "Quantitative and Qualitative Disclosures About Market Risk" on page 16 of the company's Annual Report on Form 10-K for the fiscal year ended June 30, 2003, and the information contained in the company's Quarterly Report on Form 10-Q for the Quarters ended September 30, 2003, December 31, 2003, and March 31, 2004 are incorporated by reference herein. Additionally, the information in the section "Summary Financial Information" in the Proxy Statement is incorporated by reference herein.

         (d) Information incorporated by reference herein may be found on the SEC's website at www.sec.gov.

ITEM 14.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

         (a) Solicitations or Recommendations: The company has not retained a proxy solicitation firm to solicit proxies in connection with the Reverse Stock Split.


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

         (b) Employees and Corporate Assets: The company will be using corporate funds and the services of its chief executive officer to affect the Reverse Stock Split. The company has retained the services of the law firm of Jackson Kelly PLLC, and Somerville & Company, PLLC, to assist the company in the preparation of the documents related to the Reverse Stock Split.

ITEM 15. ADDITIONAL INFORMATION

         The information set forth in the Proxy Statement, the company's Form 10-K for the fiscal year ended June 30, 2003, and the company's Form 10-Qs for the Quarters ended September 30, 2003, December 31, 2003, and March 31, 2004 are incorporated by reference in this Item 15.

ITEM 16. EXHIBITS

         The following documents are being filed as exhibits to this Schedule 13E-3.

         No.      Description

         1. Schedule 14A and Form of Proxy Statement for the Special Meeting of Shareholders (incorporated by reference to the Schedule 14A filed with the SEC on the date hereof).

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                               Uptowner Inns, Inc.


                               By:    /s/ Carl E. Midkiff
                                   ------------------------------------------
                                      Carl E. Midkiff
                               Title: President and Chief Executive
                                      Officer


                               /s/   Hobart A. Adkins
                               ----------------------------------------------
                                Hobart A. Adkins


                               /s/   Charles D. Robinson
                               ----------------------------------------------
                               Charles D. Robinson


                               /s/   Richard Monga
                               ----------------------------------------------
                               Richard Monga




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                               /s/   Violet Midkiff
                               ----------------------------------------------
                               Violet Midkiff
                               By Carl Midkiff, Attorney-in-Fact


                               Prestige Property, Inc.


                               By:  /s/ Carl E. Midkiff
                                    -----------------------------------------
                                    Carl E. Midkiff, President



                               Violet Midkiff Irrevocable Trust


                               By:  /s/ Carl E. Midkiff
                                    -----------------------------------------
                                    Carl E. Midkiff, Trustee

Dated:  May 21, 2004



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